Exhibit 2

FOR IMMEDIATE RELEASE

5 June 2014

ANNOUNCEMENT

WPP plc (“WPP”)

On 4 June 2014, WPP was notified that awards were granted to the executive directors under the WPP plc Executive Performance Share Plan (the “EPSP”). The 2014 EPSP awards were granted as nil cost options, which are exercisable over WPP shares or ADSs.

The extent to which the options will become exercisable in 2019 will depend on WPP’s performance, as measured by three independent performance measures (comparative total shareholder return, growth in earnings per share and return on equity), over 5 years from 1 January 2014 to 31 December 2018.

The 2014 EPSP awards were granted as follows:

Director	Number of shares (nil cost options)
Sir Martin Sorrell	867,756 WPP Shares
Paul Richardson	204,635 WPP Shares in the form of 40,927 WPP ADSs
Mark Read	68,174 WPP Shares

Dividend awards were also granted to each of the three directors alongside their 2014 EPSP awards.

At today’s date, Sir Martin Sorrell and his family interests are interested in or have rights in 19,010,399 WPP shares (inclusive of the shares he is entitled to received pursuant to the awards granted under Renewed LEAP in 2004, 2005, the UK part of the 2006 award, the 2007 award and the UK part of the award granted under LEAP III in 2009, the receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.4320% of the issued share capital of WPP. In addition, The JMCMRJ Sorrell Charitable Foundation holds 2,105,936 WPP shares, representing 0.1586% of WPP’s issued share capital.

At today’s date, Mr Richardson’s beneficial holding is 762,850 WPP shares held in the form of 152,570 WPP ADSs, representing 0.0575% of WPP’s issued share capital.

At today’s date, Mr Read’s beneficial holding is 120,713 WPP shares, representing 0.0091% of WPP’s issued share capital.

Contact:

Feona McEwan,	+ 44(0) 207 408 2204
WPP

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